Exhibit 3.17

SAVANNA ENERGY SERVICES CORP.

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	NAME AND ADDRESS OF COMPANY

Savanna Energy Services Corp. (“Savanna” or the “Corporation”)

800, 311 - 6th Avenue S.W.

Calgary, Alberta T2P 3H2

2.	DATE OF MATERIAL CHANGE

March 24, 2017 and March 29, 2017.

3.	NEWS RELEASE

News releases setting out information concerning the material changes described in this report were issued by the Corporation on March 27, 2017 and March 29, 2017 and disseminated through the facilities of a recognized news service, and would have been received by the securities commissions where the Corporation is a reporting issuer in the normal course of dissemination.

4.	SUMMARY OF MATERIAL CHANGE

On March 25, 2017, Total Energy Services Inc. (“Total”) announced that on March 24, 2017 (the “Bid Expiry Date”) it had satisfied its minimum tender condition of 50.1% pursuant to its unsolicited offer to purchase all of the common shares of Savanna (the “Savanna Shares”) on the basis of 0.13 common shares of Total and $0.20 in cash for each Savanna Share (the “Total Offer”) and has taken up the Savanna Shares tendered to the Total Offer (the “Total Take-up”). On March 25, 2017, Total also announced that it had extended the period for the tender of additional Savanna Shares under the Total Offer to 12:00 p.m. on April 7, 2017.

On March 29, 2017, in light of the Total Take-up, Savanna announced that it terminated the arrangement agreement with Western Energy Services Corp. (“Western”), pursuant to which Western had agreed to acquire all of the outstanding Savanna Shares on the basis of 0.85 of a common share of Western (each whole share, a “Western Share”) and $0.21 in cash per Savanna Share.

5.	FULL DESCRIPTION OF MATERIAL CHANGE

5.1	FULL DESCRIPTION OF MATERIAL CHANGE

On March 25, 2017, Total announced that on the Bid Expiry Date, it had satisfied its minimum tender condition of 50.1% pursuant to its unsolicited offer to purchase all of the Savanna Shares on the basis of 0.13 common shares of Total and $0.20 in cash for each Savanna Share and has taken up the Savanna Shares tendered to the Total Offer. As of 11:59 p.m. (Pacific time) on March 24, 2017, Total took up the 60,952,797 Savanna Shares validly tendered to the Total Offer (and not previously withdrawn). In accordance with the terms of the Total Offer, Total provided the Depositary with 7,923,864 common shares of Total Energy, representing the share consideration payable by Total for the Savanna Shares taken up by it to date under the Total Offer. The cash portion of the consideration payable by Total was expected to be provided to the Depository on March 27, 2017, so as to enable the Depository to promptly effect settlement with the Savanna shareholders whose Savanna Shares were taken up by Total as of the expiry of the initial deposit period under the Total Offer.

On March 25, 2017, Total also announced that it had extended the period for the tender of additional Savanna Shares under the Total Offer to 12:00 p.m. on April 7, 2017.

On March 29, 2017, in light of the Total Take-up, Savanna announced that it terminated the arrangement agreement with Western, pursuant to which Western had agreed to acquire all of the outstanding Savanna Shares on the basis of 0.85 of a Western Share and $0.21 in cash per Savanna Share.

5.2	DISCLOSURE FOR RESTRUCTURING TRANSACTIONS

Not applicable.

6.	RELIANCE ON SUBSECTION 7.1(2) OF NATIONAL INSTRUMENT 51-102

Not applicable.

7.	OMITTED INFORMATION

Not applicable.

8.	EXECUTIVE OFFICER

For further information, contact Mr. Dwayne LaMontagne, Executive Vice President and Chief Financial Officer, by telephone at (403) 503-9990.

9.	DATE OF REPORT

April 3, 2017.

2